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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November, 2008

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibit 99.1 is a press release, dated November 28, 2008, whereby Acergy S.A. ("Acergy") issues its Pre-Close Trading Update and Outlook ahead of results for the fourth quarter ended November 30, 2008, which are expected to be announced on February 18, 2009.

2008 Pre-Close Update

The group is expected to deliver up to $2.9 billion of net operating revenue.

Depreciation and amortisation costs are anticipated to be approximately $110 million.

The effective rate of tax is anticipated to be within the 35% guidance previously provided.

Cash balances at fiscal year end are expected to be approximately $560 million, after share buybacks and dividends of $177 million and capital expenditure of approximately $275 million.

Acergy is expected to end the 2008 fiscal year with a backlog of approximately $2.6 billion, based on the prevailing U.S. dollar exchange rate, and reflects 55% of expected 2009 revenue, compared to 60% twelve months earlier. Tendering for short-term projects remains at healthy levels and discussions on a number of large projects in Africa and other parts of the world are progressing well.

2009 Outlook

Full year net operating revenue for fiscal 2009, assuming no Acergy Piper activity, is expected to be approximately $2.6 - $2.8 billion, at prevailing exchange rates.

Depreciation and amortisation costs are expected to be approximately $140 million.

The effective rate of tax for fiscal 2009, is expected to be less than 35%, depending on the geographical mix of profits.

New capital expenditure commitments, including dry docks planned for 2009, are expected to be approximately $90 million. Cash expenditure for 2009 is anticipated to be $140 million including the expected carry forward of payments from the fiscal 2008 capital expenditure programme. These estimates exclude any major strategic capital expenditure or any expenditure specifically related to tenders.

Acergy has a strong balance sheet and strong funding position with its first refinancing requirement due in 2011, in relation to performance bonds.

Quarterly Results dates for 2009

Acergy intends to publish quarterly financial results in 2009 on the following dates:

February 18    Q4 2008 and Full Year 2008 Results
April 15       Q1 2009 Results
July 15        Q2 2009 Results
October 14     Q3 2009 Results

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall

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they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected timing of publishing quarterly financial results in 2009, statements as to estimated revenues and expectations as to the Adjusted EBITDA margin, depreciation and amortisation costs, effective tax rates, cash balances, capital expenditure commitments for the full fiscal years 2008 and 2009, statements as to the expected backlog at the end of fiscal 2008, statements as to future operational performance, statements as to short, medium and long-term outlooks and statements as to the expected level of activity for 2009. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: December 2, 2008                            By: /s/ Stuart Jackson
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                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer